October 11, 2005
Mail Stop 4561

By U.S. Mail and facsimile to (573) 761-6272

Mr. James E. Smith
Chief Executive Officer
Exchange National Bancshares, Inc.
132 East High Street
Jefferson City, MO 65101

Re:	Exchange National Bancshares, Inc
      Form 10-K for Fiscal Year Ended December 31, 2004
	File No.  000-23636

Dear Mr. Smith:

      We have reviewed your response letter dated September 16,
2005
and have the following additional comment.

Form 10-K

Exhibit 13

2004 Annual Report to Shareholders

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Allocation of the Allowance for Loan Losses, page 21

1. Please refer to prior comment #1. Your reserve allocation worksheets for 2003 and 2004 showed widely differing loss percentages. Loss percentages for your substandard loans with specific allocations were so large as to suggest that some or all of those loans were impaired.
Please tell us:

* your rationale for categorizing the loans as "substandard" verses
"impaired" given the significant allowance to loan balance ratios, and

* how you applied SFAS 114 paragraphs 12-16 and SFAS 118 paragraph
6
in your impaired loan disclosures.

*    *    *    *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

       You may contact Paula Smith (Staff Accountant) at (202)
551-
3696 or me at (202) 551-3490 if you have any questions regarding comments on the financial statements and related matters.


Sincerely,



							Don Walker
							Senior Assistant Chief
Accountant
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James E. Smith, Chief Executive Officer
Exchange National Bancshares, Inc.
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